Exhibit 99.119

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vox Royalty Corp. (the “Company” or “Vox”)

66 Wellington Street West

Suite 5300, TD Bank Tower

Toronto, Ontario, Canada

M5K 1E6

Item 2	Date of Material Change

May 26, 2022

Item 3	News Release

The news release announcing the material change was issued and disseminated and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on May 26,

2022.

Item 4	Summary of Material Change

On May 26, 2022, the Company entered into a definitive agreement (the “Definitive Agreement”) with an arm’s length, private company (the “Vendor”), pursuant to which the Company agreed to acquire a producing royalty (the “Royalty”) over the Wonmunna iron ore mine in Western Australia (“Wonmunna”) operated by major ASX-listed producer Mineral Resources Limited (ASX: MRL) (the “Transaction”).

Item 5.1	Full Description of Material Change

On May 26, 2022, the Company entered into the Definitive Agreement with the Vendor, pursuant to which the Company agreed to acquire the Royalty.

The Company acquired the Royalty from the Vendor for consideration consisting of: (i) US$4,750,000 in cash (the “Cash Payment”); (ii) US$12,150,000 in common shares of the Company (“Common Shares”), being 4,350,000 Common Shares at an issue price of CAD$3.53 per Common Share and a USD/CAD exchange rate of 1.2618; and (iii) 3,600,000 warrants to purchase Common Shares with an exercise price of CAD$4.50 and an expiry date of March 25, 2024. The Cash Payment was fully funded by Vox’s cash on hand.

The Royalty is a 1.25% - 1.50% sliding scale Gross Revenue Royalty (“GRR”) over the Wonmunna mine, with 1.25% GRR payable when benchmark 62% iron ore price is below A$100/tonne and 1.50% GRR payable when the iron ore price is above A$100/tonne, which covers the full extent of Wonmunna. Wonmunna commenced production in April 2021 and is currently producing at a rate of ~5Mtpa of iron ore, with all approvals received to expand production up to 10Mtpa. Notwithstanding the closing date of the Transaction, all royalty payments due and payable to the holder of the Royalty will be for the benefit of Vox as of April 1, 2022.

Additional information on Vox, Wonmunna and the Transaction can be found in the news release dated May 26, 2022 regarding the execution of the Definitive Agreement, as filed on SEDAR at www.sedar.com.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Kyle Floyd, Chief Executive Officer, Email: info@voxroyalty.com

Item 9	Date of Report

June 3, 2022